LEONARD W. BURNINGHAM

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah  84101

Telephone: 801-363-7411

Email: lwb@burninglaw.com

December 13, 2012

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Pamela Long, Assistant Director

Re:

Geo Point Resources, Inc. (the “Registrant”)

Registration Statement on Form S-1

Filed October 24, 2012

File No. 333-184578

Dear Ms. Long:

The Registrant has received your comment letter dated November 16, 2012, and on its behalf, duly authorized, the following information and responses are provided:

General:

1.

Please provide updated financial statements and disclosures to the extent required by Regulation S-X.

Response:

The Registrant has updated its financial statements in the Registration Statement to include the reviewed financial statements of the Registrant for the quarterly periods ended September 30, 2012, and 2011.  Please see the Table of Contents and page F-1.

Registration Statement Cover Page:

2.

Please check the appropriate box to indicate your current reporting status.

Response:

The Registrant has marked the “smaller reporting company” box in the appropriate place on the Cover Page of the Registration Statement.

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Prospectus Cover Page, page 3:

3.

Please revise your disclosure to indicate that the spin-off will be pro rata, based on a one for one ratio of the company’s common stock, the only class of outstanding securities. If true, please disclose that the 30,065,000 shares to be distributed will represent all outstanding shares of the company’s common stock at the time of distribution. If no stockholder approval is required in connection with the spin-off, so disclose.

Response:

The Registrant has added this information to the first full paragraph of the Prospectus Cover Page.

4.

Please revise your disclosure at the end of the third paragraph to clarify that your duty to update your prospectus disclosures is also governed by applicable law.

Response:

The Registrant has added this information at the end of the third full paragraph of the Prospectus Cover Page.

Prospectus Summary, page 5:

5.

Please disclose that the auditors have expressed a going concern opinion.

Response:

The Registrant has added this language to the Prospectus Summary; please see page 5.

6.

Please correct the last sentence of your disclosure to refer to GSM Oil Holdings as "GSM" and not "GMS."

Response:

The Registrant has made this correction; please see page 5.

Relationship between Geo Point Utah and Geo Point Nevada before the Spin-Off, page 5

7.

Please disclose here that the company was incorporated in Nevada on June 13, 2012.

Response:

The Registrant has added this disclosure to this paragraph; please see page 5.

The Spin-Off, page 6:

8. Briefly discuss, under separate heading, the reasons for the spin-off.

Response:

The Registrant has briefly summarized the reasons for the spin-off that were concluded by Geo Point Utah’s Board of Directors in a separate caption; see page 8.

December 13, 2012

Securities to be Distributed, page 6:

9.

We note that 30,065,000 is your current estimate of the number of shares to be distributed in the spin-off, and that the exact number of shares will be determined based on the number of Geo Point Utah shares outstanding on the spin-off date, which is 10 days after the effective date of the registration statement. Please note that if it is necessary to issue more than 30,065,000 shares, you will need to file a new registration statement for the excess shares, which must be effective before the spin-off date.

Response:

The Registrant acknowledges this comment.  It is not anticipated that any additional shares of Geo Point Utah shares will be issued prior to the spin-off date.  We have deleted the other language; see page 6.

Risk Factors, page 8:

We may be deemed to be an "emerging growth company"…, page 10

10. Please revise the heading of this risk factor as well as the first sentence to disclose that you are an emerging growth company.

Response:

The Registrant has made this change in the “emerging growth company” Risk Factor; see page 11.

Geo Point Nevada’s success will depend on its ability to retain key employees…, page 10

William C. Lachmar is essential to the continuation of our current business operations, page 13:

11.

Please consolidate these two risk factors as they appear to address your dependability on Mr. Lachmar’s continued engagement with the business.

Response:

The Registrant has combined the headings and paragraphs of these two Risk Factors; see page 9.

The Spin-Off, page 15:

Pro Rata, on a One for One Basis, page 15:

12.

Please explain the significance of your discussion with FINRA and the anticipated impact that FINRA’s setting an "ex-dividend" date may have on the spin-off.

Response:

This is simply a disclosure issue, and the Registrant has added additional information in this regard under this heading; see page 15.   It means that any stockholder who sells shares prior to the ex-dividend date will not be entitled to receive the dividend; and that the

December 13, 2012

purchaser of shares prior to the ex-dividend date will be entitled to the dividend on the spin-off payment date.  The Registrant is utilizing a Book-Entry System for stockholders entitled to the dividend, and will work about these arrangements with DTC prior to the spin-off payment date.  It is anticipated that there will be some time between the record date and the spin-off payment date because the spin-off payment date will be the date on which Geo Point Resources shares of common stock to be received in the spin-off have been granted quotations on the OTCBB or the OTC Markets, Inc. “Pink Sheets.”  This process usually takes six to eight weeks.  There is additional disclosure about this process under the caption “Registration Statement and Coordinated Filing with the Utah Division,” “Book-Entry System of Dividend by Transfer Agent” and “No Public Market,” on pages 15, 16 and 16, respectively.  If there was no “ex-dividend date,” Geo Point Utah’s share total could potentially change the amount of shares subject to the spin-off dividend, which, as you pointed out, would require the filing of an additional registration statement.

Related Party Transactions, page 19:

13.

With a view towards disclosure, please tell us what consideration you have given to disclosing any related party transactions which may take place between Geo Point Technologies and the company following the spin-off.

Response:

Except for contracted obligations of the Registrant and Geo Point Utah under the Separation Agreement and the Tax Matters Agreement, no future transactions are anticipated between the Registrant and Geo Point Utah; accordingly, the Registrant does not believe any such disclosure is necessary.  The Registrant has added information to the caption “Related Party Transactions” to this effect; see page 19.

Geo Point Nevada, page 20:

Business, page 20:

Principal Products or Services and their Markets, page 21:

14. To the extent that the nature of your work for the various listed services differs, please expand your products and services disclosure to provide a greater understanding of the services you provide depending upon the basis of your engagement.

Response:

The Registrant has further clarified the types of services that it renders in the Environmental Division, though they are basically the same types of services.  See pages 20 and 21.

Distribution Methods of the Products or Services, page 21:

15. Please provide a brief description of the term "HAZ-MAT."

December 13, 2012

Response:

The Registrant has added a brief description of this term under this heading; see page 21.

Patents, Trademarks, Licenses, Franchises, Concessions…, page 23:

16.

Based on your prospectus disclosures, it appears that the License Agreement covering the HI Technology is being assigned to the company pursuant to the terms of the Separation Agreement. You also state that one of the reasons for the spin-off is to allow the two companies and their respective management to focus on growing their respective businesses.  Since oil and gas exploration seems to be more closely related to the business of Geo Point Technologies, please clarify your disclosure in the last paragraph on page 23 where you state that you intend to use the HI Technology "to become a technology leader in oil and gas exploration services."  We may have additional comments following the review of your response.

Response:

The Registrant has changed this language to indicate that “We intend to use our proprietary HI Technology, if we are successful in its further development and commercialization, to become a competitor in the oil and gas exploration services industry.”  See page 23.  Mr. Lachmar was the person who began the development of the Hi Technology and is the only one who is really familiar with what is required to commercialize this technology.  That is the principal reason why the License Agreement was a part of the Assignment of Assets to Geo Point Nevada.  Further, GSM’s operations are principally refining; not the development of oil and gas reserves.

17.

 Please revise disclosure in the third paragraph to state that the license was granted to your parent entity, Geo Point Technologies, and that the license was irrevocable.

Response:

The Registrant has made the suggested changes; see page 23.

Exchange Act, page 25:

Emerging Growth Company, page 25:

18.

Please consider describing the extent to which any of the exemptions are available to you as a Smaller Reporting Company.

Response:

The Registrant has added additional disclosure in this respect under this caption; see page 25.

19.

Please revise the second paragraph of your disclosure to state among other things, that you may cease to be an emerging company if you have total annual gross revenues of $1 billion or more and when you become a large accelerated filer, having a public float of $700 million or more.

December 13, 2012

Response:

The Registrant has added this disclosure to this paragraph of this caption; see page 25.

Identification of Directors and Executive Officers, page 29:

20.

Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that, in light of the registrant's business and structure, Messrs. Lachmar and Brimhall should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

Response:

The Registrant has fully discussed the duties and responsibilities of Mr. Lachmar, who is in charge of the day to day operations of the Environmental and Engineering Divisions; and has further described the accounting background of Mr. Brimhall, which includes his experience in Securities and Exchange Commission filings and preparing performance variance analysis for management, in addition to his accounting experience.  See page 30.

Promoter and Control Persons, page 30:

21.

You state among other things, that any of the directors and executive officers of Geo Point Technologies and Mr. Lachmar may be deemed to be or have been a promoter or control person of the company. Please expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) and (d) of Regulation S-K.

Response:

This was an error; I had initially concluded that since the directors of Geo Point Utah formed Geo Point Nevada, that they may be deemed to have been promoters of Geo Point Nevada.  I do not believe that the action of the Board of Directors in forming Geo Point Nevada is what was contemplated in the definition of a “Promoter.”  The businesses assigned to the Geo Point Nevada had long since been businesses of Geo Point Utah and placing them in a wholly-owned subsidiary would not make these persons promoters.  None of the information required under Items 404(c) and (d) is therefore applicable.  There were no promoters of Geo Point Nevada within the past five years, as mentioned in Item 404(c) of Regulation S-K, and Item 404(d) merely sets forth the requirements of a “smaller reporting company” obligation to comply with this Item of Regulation S-K.  See page 31.

Corporate Governance, page 30:

22.

Please disclose, if true, that none of your directors are currently independent. Please refer to Item 407(a) of Regulation S-K.

Response:

The Registrant does not believe that any of its directors are independent directors.  See page 31.

Executive Compensation, page 31:

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Summary Compensation Table, page 32:

23.

Clearly identify the fiscal year for which you are providing executive compensation disclosure. Since compensation for fiscal year ended March 31, 2012 would represent compensation received by Mr. Lachmar from Geo Point Technologies, please clarify this detail in the paragraph preceding the tabular disclosure. Please refer to Item 402(m)(3) of Regulation S-K which identifies the time periods for which executive compensation disclosure is required.

Response:

The Registrant has made these changes and has reviewed Item 402(m)(3); the Registrant has made clear for what periods or fiscal years the compensation was paid and that it was paid by Geo Point Utah.  See page 32.

24.

In the "Total Earnings" column, revise your disclosure to indicate the salary amount.

Response:

The Registrant has made these changes in each of the respective columns; see page 32.

Security Ownership of Certain Beneficial Owners and Management, page 31:

25.

In the second paragraph on page 32 please explain what "the assumed conversion ratio" is and disclose the circumstances under which such ratio would differ from the actual ratio. In addition, please confirm that any changes to the conversion ratio would be included in a pre-effective amendment to the registration statement.

Response:

The Registrant has changed this language; the ratio remains the same regardless of the issuance of additional shares; it is one for one, based upon the number of outstanding shares of Geo Point Utah on the record date.  See page 33.

26.

We note that following the spin-off, Mr. Kassymov, President of Geo Point Technologies, will have a 33% ownership interest in the company. With a view towards disclosure, please tell us what consideration you have given to including risk factor disclosure with respect to any conflict of interests which may arise given Mr. Kassymov’s significant equity position in the company.

Response:

The Registrant has added a Risk Factor to this effect; see page 11.

December 13, 2012

Relationship Between Geo Point Nevada and Geo Point Utah Following the Spin-Off, page 35:

27.

Please further elaborate on the "other events or circumstances" which may affect the timing or the terms of the spin-off.

Response:

The Registrant has revised this sentence to delete this reference; it knows of no reason why the spin-off will not be completed, other than those listed.  See page 36.

28.

 In the last bullet point, please indicate the duration of each party’s indemnification obligations.

Response:

The Registrant has indicated the period of time, which is six years, for the duration of each party’s indemnification obligations; and has added a brief paragraph about the agreement to mediate disputes under the Separation Agreement.  See page 37.

29.

We note disclosure in the last paragraph. We also note that in your "Relationship Between Geo Point Nevada and Geo Point Utah Following the Spin-Off" disclosure on page 7, you state that the arrangements between the two companies "also include arrangements with respect to interim services and a number of ongoing commercial relationships." If the terms of the Separation Agreement contemplate such interim services and ongoing commercial relationships, please revise your disclosure to provide a materially complete description of the relevant provisions of the Separation Agreement.

Response:

The Registrant has deleted this sentence in the Prospectus Summary under this heading.  See page 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40:

Results of Operations, page 40:

30.

Please indicate the percentage by which the sales for fiscal year ended March 31, 2012 decreased when compared with the sales from the prior period. In addition, it is unclear whether references to "limited amount of financing and personnel time available" relate to the construction industry or you. Please revise your disclosure to better identify the factors that impacted your results of operations, by also qualifying the effects of the construction industry based on the specifics of the geographical location(s) where you provide the majority of your services.

Response:

The Registrant has included these percentages and made other changes to the language in the MD&A and included general references to the area where it provides its services.  See the beginning of this caption on page 40.

December 13, 2012

Liquidity, page 40:

31.

We note your reference on page 40 to a Line of Credit. Please revise your filing to indicate whether this source of funds remains available to you, and if so, how you anticipate using those funds.

Response:

The Registrant has indicated that this line of credit has been paid off and closed.  See page 41.

Capital Resources, page 41:

32.

We note that your liquidity needs have been met also through the capital contributions from your parent entity. Please disclose how you intend to replace these capital contributions and meet your operating needs for the next 12 months.

Response:

The Registrant believes that is can fund its operations for the next 12 months from current cash on hand and the collection of accounts receivable.  See page 41.

Undertakings:

33.

Since the offering is not being conducted pursuant to Securities Act Rule 415, please remove Item 512 of Regulation S-K undertakings as inapplicable.

Response:

The Registrant has removed this Item, as applicable.  See page 57.

Signatures:

34.

Please have the registration statement signed on behalf of the principal executive, financial and accounting officers, and by the majority of the board of directors. Refer to Instruction 1 to Signatures in Form S-1.

Response:

The Registrant has made these corrections.

Exhibits:

Exhibit 10.2 Separation Agreement:

35.

Please re-file the agreement as an exhibit in its complete form, to include the missing Exhibits A and B to the agreement.

Response:

The Registrant has re-filed the Separation Agreement with Exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are

December 13, 2012

in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

I have attached the letter from the Company responding to the above.

Please contact me if you have any further questions or comments.

Sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Geo Point Resources, Inc.

Utah Division of Securities

Attn:  Benjamin N. Johnson

Division of Corporate Finance